UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building

No. 1 Shangdi East Road

Haidian District, Beijing 100085

People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ KELVIN WING KEE LAU
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: March 1, 2010

EXHIBIT INDEX

Page
Exhibit 99.1 – Press Release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES FOURTH QUARTER AND

FISCAL YEAR 2009 UNAUDITED FINANCIAL RESULTS

(Beijing – March 1, 2010) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2009.

Fourth Quarter 2009 Highlights1

•	Total revenues were RMB607.9 million (USD89.1 million), an increase of 3.0% from 3Q09 and 45.5% from 4Q08

•	Gross profit was RMB526.4 million (USD77.1 million), an increase of 6.3% from 3Q09 and 42.9% from 4Q08

•

Operating profit was RMB276.5 million (USD40.5 million), as compared to RMB297.7 million in 3Q09 and RMB149.5 million in 4Q08. Non-GAAP operating profit[2] was RMB298.5 million (USD43.7 million), as compared to RMB317.9 million in 3Q09 and RMB244.7 million in 4Q08

•

Net income attributable to the Company’s shareholders was RMB270.8 million (USD39.7 million), as compared to RMB288.3 million in 3Q09 and RMB124.8 million in 4Q08. Non-GAAP net income attributable to the Company’s shareholders[2] was RMB292.8 million (USD42.9 million), as compared to RMB308.5 million in 3Q09 and RMB220.0 million in 4Q08

•

Basic and diluted earnings per ADS[3] were RMB5.44 (USD0.80) and RMB5.09 (USD0.75), respectively, as compared to RMB5.83 and RMB5.50, respectively, in 3Q09, and RMB2.22 and RMB2.12, respectively, in 4Q08. Non-GAAP basic and diluted earnings per ADS[2] were RMB5.88 (USD0.86) and RMB5.50 (USD0.81), respectively, as compared to RMB6.24 and RMB5.88, respectively, in 3Q09, and RMB3.91 and RMB3.74, respectively, in 4Q08

•	Launched open beta testing for “Fantasy Zhu Xian” on October 22, 2009

1	The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2009, which was RMB6.8259 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts.

2	As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge and an in-process research and development charge related to the InterServ acquisition in October 2008 (which was recorded only in 4Q08) from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3	Each ADS represents five ordinary shares.

Fiscal Year 2009 Financial Highlights

•	Total revenues were RMB2,144.4 million (USD314.2 million), an increase of 49.2% from fiscal year 2008

•	Gross profit was RMB1,844.6 million (USD270.2 million), an increase of 46.2% from fiscal year 2008

•

Operating profit was RMB1,084.2 million (USD158.8 million), an increase of 60.1% from fiscal year 2008. Non-GAAP operating profit was RMB1,162.1 million (USD170.3 million), an increase of 44.3% from fiscal year 2008

•

Net income attributable to the Company’s shareholders was RMB1,037.2 million (USD152.0 million), an increase of 60.4% from fiscal year 2008. Non-GAAP net income attributable to the Company’s shareholders was RMB1,115.1 million (USD163.4 million), an increase of 43.9% from fiscal year 2008

•

Basic and diluted earnings per ADS were RMB20.57 (USD3.01) and RMB19.28 (USD2.82), respectively, as compared to RMB11.50 and RMB10.91, respectively, in fiscal year 2008. Non-GAAP basic and diluted earnings per ADS were RMB22.11 (USD3.24) and RMB20.73 (USD3.04), respectively, as compared to RMB13.79 and RMB13.08, respectively, in fiscal year 2008

“We are pleased to announce our fourth quarter and full year 2009 results,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “We had a great year as we successfully expanded our portfolio by launching our first 2.5D MMORPG ‘Battle of the Immortals’ and our first 2D turn-based MMORPG ‘Fantasy Zhu Xian,’ both of which quickly emerged as popular games in the market. Our existing games also contributed to our encouraging results as we continued to enhance game content by releasing a steady stream of new expansion packs. ‘Zhu Xian’ and ‘Perfect World II,’ for example, are two games where new expansion packs have led to meaningful growth.”

“Our diversified pipeline of six truly differentiated games that span the 3D, 2.5D and 2D market segments highlights our competitive position in the online game industry. We continue to take advantage of our specialized game engines and production studios to build franchises that include flagship titles in each of these market segments.”

“During the past year, we saw a considerable amount of growth in our overseas business and are pleased with our progress. We continued to strengthen our overseas network as we licensed more of our games to additional countries and regions. Our North American operation has seen significant expansion as we also introduced new games to the market through our wholly-owned U.S. subsidiary. We are the leader in the Chinese online game export market in terms of revenues and geographic coverage.”

“Given what we have accomplished in North America so far, we are pleased to announce that we recently established a wholly-owned subsidiary in Europe. This strategic decision will not only allow us to capture growth opportunities in the European market by leveraging our experience in the North American markets, but will also expand our overseas operational capabilities.”

“We believe that 2010 will be an exciting year for us as we have a number of new and diversified games and expansion packs that are scheduled to be launched. We will continue to dedicate more resources to longer-term projects as our modified strategy has demonstrated to be effective in lengthening the growth cycle of both our new and existing games. We aspire to sustain the steady growth of our Company, and will do so by utilizing our proven execution capabilities and strong R&D and operating platform to constantly strive to meet the varied interests and expectations of online game players around the world.”

Fourth Quarter 2009 Financial Results

Total Revenues

Total revenues were RMB607.9 million (USD89.1 million) in 4Q09, an increase of 3.0%, or RMB17.9 million, from RMB590.0 million in 3Q09, and an increase of 45.5%, or RMB190.1 million, from RMB417.8 million in 4Q08.

Online game operation revenues were RMB541.8 million (USD79.4 million) in 4Q09, an increase of 11.5%, or RMB55.9 million, from RMB485.9 million in 3Q09, and an increase of 49.4%, or RMB179.2 million, from RMB362.6 million in 4Q08. The sequential growth in online game operation revenues was primarily attributable to a number of achievements, including the launch of “Fantasy Zhu Xian,” the release of expansion packs for some of the Company’s existing games and a series of marketing activities.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 1,157,000 in 4Q09, as compared to 713,000 in 3Q09 and 690,000 in 4Q08. The active paying customers (APC) for games operated in mainland China under the item-based revenue model was approximately 2,188,000 in 4Q09, as compared to 1,643,000 in 3Q09 and 1,546,000 in 4Q08. The average revenue per active paying customer (ARPU) for games operated in mainland China under the item-based revenue model was RMB223 in 4Q09, as compared to RMB266 in 3Q09 and RMB225 in 4Q08. The increase in ACU and APC from 3Q09 was mainly due to the strong performance of the newly launched “Fantasy Zhu Xian” and the continued popularity of a number of the Company’s existing games. The decrease in ARPU from 3Q09 was mainly due to the dilution effect arising from the launch of “Fantasy Zhu Xian” during 4Q09.

Overseas licensing revenues were RMB61.7 million (USD9.0 million) in 4Q09, as compared to RMB58.8 million in 3Q09 and RMB55.2 million in 4Q08. The increase from 3Q09 was mainly due to an increase in usage-based royalty fees, and was partially offset by a decrease in initial license fees.

Film, television and other revenues were RMB4.5 million (USD0.7 million) in 4Q09, as compared to RMB45.3 million in 3Q09 and Nil in 4Q08. Most of the film, television and other revenues recognized in 4Q09 were related to licensing of the copyright for the movie “Sophie’s Revenge,” which was released in August 2009.

Cost of Revenues

The cost of revenues was RMB81.5 million (USD11.9 million) in 4Q09, as compared to RMB95.0 million in 3Q09 and RMB49.3 million in 4Q08.

The online game related cost was RMB79.8 million (USD11.7 million) in 4Q09, as compared to RMB68.0 million in 3Q09 and RMB49.3 million in 4Q08. The increase from 3Q09 was mainly due to increases in sales-related taxes and staff cost.

The film, television and other cost was RMB1.7 million (USD0.3 million) in 4Q09, as compared to RMB27.0 million in 3Q09 and Nil in 4Q08. Most of the film, television and other cost recognized in 4Q09 was related to the movie “Sophie’s Revenge.”

Gross Profit and Gross Margin

Gross profit was RMB526.4 million (USD77.1 million) in 4Q09, an increase of 6.3%, or RMB31.4 million, from RMB495.0 million in 3Q09, and an increase of 42.9%, or RMB157.9 million, from RMB368.5 million in 4Q08. Gross margin was 86.6% in 4Q09, as compared to 83.9% in 3Q09 and 88.2% in 4Q08.

Operating Expenses

Operating expenses were RMB249.8 million (USD36.6 million) in 4Q09, an increase of 26.6%, or RMB52.5 million, from RMB197.3 million in 3Q09, and an increase of 14.1%, or RMB30.9 million, from RMB218.9 million in 4Q08. The increase in operating expenses from 3Q09 was mainly attributed to higher sales and marketing expenses, R&D expenses and general and administrative expenses.

Sales and marketing expenses increased by 41.7%, or RMB36.7 million, from RMB88.0 million in 3Q09 to RMB124.7 million (USD18.3 million) in 4Q09. This was largely due to an increase in advertising and promotional expenses associated with both the launch of the new game “Fantasy Zhu Xian” and the launch of “Tale of the Mermaid,” a large-scale expansion pack for “Perfect World II,” during 4Q09. In addition, the Company also incurred a special charge of approximately RMB17.5 million (USD2.6 million) associated with a change in the estimated useful lives of certain intangible assets acquired from InterServ which are related to outsourcing services. The Company re-allocated and integrated most of the acquired outsourcing team into its game R&D business to further enhance the Company’s R&D capabilities.

R&D expenses increased by 7.6%, or RMB5.4 million, from RMB71.5 million in 3Q09 to RMB76.9 million (USD11.3 million) in 4Q09. The increase from 3Q09 was primarily due to an increase in staff cost.

General and administrative expenses increased by 27.7%, or RMB10.5 million, from RMB37.8 million in 3Q09 to RMB48.3 million (USD7.1 million) in 4Q09. The increase from 3Q09 was mainly due to an increase in staff cost, including a special year-end bonus.

Operating Profit

Operating profit was RMB276.5 million (USD40.5 million) in 4Q09, as compared to RMB297.7 million in 3Q09 and RMB149.5 million in 4Q08. Non-GAAP operating profit was RMB298.5 million (USD43.7 million) in 4Q09, as compared to RMB317.9 million in 3Q09 and RMB244.7 million in 4Q08. The decrease from 3Q09 was mainly due to the special charge of approximately RMB17.5 million (USD2.6 million) associated with a change in the estimated useful lives of certain intangible assets acquired from InterServ which are related to the outsourcing services. In addition, the launch of new game “Fantasy Zhu Xian” and “Tale of the Mermaid,” a large-scale expansion pack for “Perfect World II,” both during 4Q09, also caused an increase of advertising and promotional expenses.

Total Other Income

Total other income was RMB11.8 million (USD1.7 million) in 4Q09, as compared to RMB2.4 million in 3Q09 and RMB8.9 million in 4Q08. The increase from 3Q09 was mainly due to recognition of certain government financial incentives in 4Q09.

Income Tax Expense

Income tax expense was RMB17.5 million (USD2.6 million) in 4Q09, as compared to RMB11.1 million in 3Q09 and RMB33.6 million in 4Q08. The increase from 3Q09 was mainly due to an increase in withholding tax on overseas licensing revenues and an increase in income tax associated with domestic online game operations.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB270.8 million (USD39.7 million) in 4Q09, as compared to RMB288.3 million in 3Q09 and RMB124.8 million in 4Q08. Non-GAAP net income attributable to the Company’s shareholders was RMB292.8 million (USD42.9 million) in 4Q09, as compared to RMB308.5 million in 3Q09 and RMB220.0 million in 4Q08.

Basic and diluted earnings per ADS were RMB5.44 (USD0.80) and RMB5.09 (USD0.75), respectively, in 4Q09, as compared to RMB5.83 and RMB5.50, respectively, in 3Q09, and RMB2.22 and RMB2.12, respectively, in 4Q08. Non-GAAP basic and diluted earnings per ADS were RMB5.88 (USD0.86) and RMB5.50 (USD0.81), respectively, in 4Q09, as compared to RMB6.24 and RMB5.88, respectively, in 3Q09, and RMB3.91 and RMB3.74, respectively, in 4Q08.

Cash and Cash Equivalents

As of December 31, 2009, the Company had RMB1,567.2 million (USD229.6 million) of cash and cash equivalents, as compared to RMB1,194.0 million as of September 30, 2009. The increase was mainly due to net cash inflow generated from the Company’s online game operations.

Fiscal Year 2009 Financial Results

Total Revenues

Total revenues were RMB2,144.4 million (USD314.2 million) in fiscal year 2009, an increase of 49.2%, or RMB707.2 million, from RMB1,437.2 million in fiscal year 2008. The year-over-year increase was primarily due to the successful launch of a number of new games and expansion packs in mainland China and, to a lesser extent, a significant expansion in the Company’s North American operation. Online game operation revenues were RMB1,879.9 million (USD275.4 million) in fiscal year 2009, an increase of 50.3%, or RMB629.0 million, from RMB1,251.0 million in fiscal year 2008. Overseas licensing revenues were RMB214.6 million (USD31.4 million) in fiscal year 2009, an increase of 15.3%, or RMB28.4 million, from RMB186.2 million in fiscal year 2008. Film, television and other revenues were RMB49.8 million (USD7.3 million) in fiscal year 2009, as compared to Nil in fiscal year 2008. Most of the film, television and other revenues recognized in fiscal year 2009 were related to the movie “Sophie’s Revenge,” which was released in August 2009.

Cost of Revenues

Cost of revenues were RMB299.8 million (USD43.9 million) in fiscal year 2009, an increase of 71.0%, or RMB124.5 million, from RMB175.3 million in fiscal year 2008. The year-over-year increase was primarily due to increases in sales-related taxes and staff cost associated with the expansion of the Company’s game portfolio, and a film cost related to “Sophie’s Revenge.”

Gross Profit and Gross Margin

Gross profit was RMB1,844.6 million (USD270.2 million) in fiscal year 2009, an increase of 46.2%, or RMB582.7 million, from RMB1,261.9 million in fiscal year 2008. Gross margin was 86.0% in fiscal year 2009, as compared to 87.8% in fiscal year 2008.

Operating Expenses

Operating expenses were RMB760.4 million (USD111.4 million) in fiscal year 2009, an increase of 30.0%, or RMB175.5 million, from RMB584.8 million in fiscal year 2008. The year-over-year increase in operating expenses was mainly due to the expansion of the Company’s overall business operations in 2009.

Operating Profit

Operating profit was RMB1,084.2 million (USD158.8 million) in fiscal year 2009, an increase of 60.1%, or RMB407.1 million, from RMB677.1 million in fiscal year 2008. Non-GAAP operating profit was RMB1,162.1 million (USD170.3 million) in fiscal year 2009, an increase of 44.3%, or RMB356.7 million, from RMB805.4 million in fiscal year 2008.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB1,037.2 million (USD152.0 million) in fiscal year 2009, an increase of 60.4%, or RMB390.7 million, from RMB646.5 million in fiscal year 2008. Non-GAAP net income attributable to the Company’s shareholders was RMB1,115.1 million (USD163.4 million) in fiscal year 2009, an increase of 43.9%, or RMB340.3 million, from RMB774.8 million in fiscal year 2008.

Basic and diluted earnings per ADS were RMB20.57 (USD3.01) and RMB19.28 (USD2.82), respectively, in fiscal year 2009, as compared to RMB11.50 and RMB10.91, respectively, in fiscal year 2008. Non-GAAP basic and diluted earnings per ADS were RMB22.11 (USD3.24) and RMB20.73 (USD3.04), respectively, in fiscal year 2009, as compared to RMB13.79 and RMB13.08, respectively, in fiscal year 2008.

Recent Development

Established Subsidiary in Europe

In January 2010, the Company established a wholly-owned subsidiary in Europe to expand its overseas operating capabilities.

Business Outlook

Based on the Company’s current operations, total revenues for the first quarter of 2010 are expected to be between RMB620 million and RMB644 million, representing an increase of 2% to 6% on a sequential basis and an increase of 46% to 51% on a year-over-year basis. This reflects expected growth from the Company’s existing games.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge and an in-process research and development charge related to the InterServ acquisition in October 2008 (which was recorded only in 4Q08) from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are (i) not expected to result in cash payments or (ii) non-recurring in nature. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures. It should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge and an in-process research and development charge related to the InterServ acquisition in October 2008 in our reconciliations to the GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 7:00 am Eastern Standard Time (8:00 pm, Beijing time) on Monday, March 1, 2010.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number:	1-866-519-4004
- International Dial-in Number:	+65-6735-7955
- Mainland China Toll Free Number:	10-800-819-0121
- Hong Kong Toll Free Number:	80-093-0346
- U.K. Toll Free Number:	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 am Eastern Standard Time, March 8, 2010.

The dial-in details for the replay are as follows:

- U.S. Toll Free Number:	1-866-214-5335
- International Dial-in Number:	+61-2-8235-5000
Conference ID: 7973 (PWRD)

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. The Company’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently introduce popular games that are designed to cater to changing customer preferences and market trends promptly. The Company’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals” and “Fantasy Zhu Xian;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, Europe and South America. The Company also generates revenues from game operation in North America. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of our games and in-game items in China and elsewhere, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, our ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of March 1, 2010, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Roger Hu

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: rhu@christensenir.com

Perfect World Co., Ltd.

Consolidated Balance Sheets

	Audited	Unaudited	Unaudited
	December 31,	December 31,	December 31,
	2008	2009	2009
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,333,075,731	1,567,165,156	229,590,993
Restricted cash	150,361,200	5,033,996	737,485
Short-term investments	50,000,000	30,000,000	4,395,025
Accounts receivable, net	38,822,355	90,435,732	13,248,910
Due from related parties	—	159,100	23,308
Prepayment and other assets	36,269,524	54,262,066	7,949,438
Deferred tax assets	1,734,207	3,048,654	446,630

Total current assets	1,610,263,017	1,750,104,704	256,391,789

Non current assets
Equity investments	22,559,975	30,471,237	4,464,061
Film and television cost	—	14,508,195	2,125,463
Property, equipment, and software, net	169,399,817	244,069,532	35,756,388
Construction in progress	714,083,386	771,265,335	112,991,010
Intangible assets, net	26,188,873	36,930,233	5,410,310
Goodwill	—	116,256,000	17,031,600
Prepayments and other assets	18,702,700	42,516,514	6,228,704
Deferred tax assets	1,090,526	2,895,739	424,228

Total assets	2,562,288,294	3,009,017,489	440,823,553

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	13,629,262	92,131,878	13,497,395
Advances from customers	78,388,312	88,944,437	13,030,434
Salary and welfare payable	61,907,164	99,629,630	14,595,823
Taxes payable	20,771,786	35,503,484	5,201,290
Accrued expenses and other liabilities	24,813,169	40,055,495	5,868,163
Share repurchase liability	386,648,554	—	—
Due to related party	—	5,650,616	827,820
Deferred revenues	223,352,994	280,584,152	41,105,811
Deferred tax liabilities	26,000,000	22,488,342	3,294,561
Deferred government grants	620,000	—	—

Total current liabilities	836,131,241	664,988,034	97,421,297
Deferred revenues	32,554,670	28,479,618	4,172,288
Other long-term payable	28,000,000	—	—

Total liabilities	896,685,911	693,467,652	101,593,585

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 72,385,480 Class A ordinary shares issued and outstanding, 210,350,565 Class B ordinary shares issued and 210,147,840 Class B ordinary shares outstanding as of December 31, 2008; 10,000,000,000 shares authorized, 49,171,190 Class A ordinary shares issued and outstanding, 199,957,195 Class B ordinary shares issued and outstanding as of December 31, 2009)	223,481	198,506	29,081
Additional paid-in capital	1,177,967,483	381,099,428	55,831,382
Treasury stock	(391,224,203)	—	—
Statutory reserves	94,945,533	181,563,507	26,599,204
Accumulated other comprehensive loss	(65,577,655)	(65,453,442)	(9,588,983)
Retained earnings	849,267,744	1,799,851,169	263,679,686

Total Perfect World Shareholders’ Equity	1,665,602,383	2,297,259,168	336,550,370
Non-controlling interests	—	18,290,669	2,679,598

Total Shareholders’ Equity	1,665,602,383	2,315,549,837	339,229,968

Total Liabilities and Shareholders’ Equity	2,562,288,294	3,009,017,489	440,823,553

Perfect World Co., Ltd.

Consolidated Statements of Operations

	Three months ended				Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2009	2009	2009	2008	2009	2009
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Revenues
Online game operation revenues	362,597,634	485,875,480	541,773,555	79,370,274	1,250,959,689	1,879,932,736	275,411,702
Overseas licensing revenues	55,205,269	58,788,775	61,651,444	9,031,988	186,218,677	214,625,630	31,442,832
Film, television and other revenues	—	45,329,984	4,474,322	655,492	—	49,804,306	7,296,372

Total Revenues	417,802,903	589,994,239	607,899,321	89,057,754	1,437,178,366	2,144,362,672	314,150,906

Cost of revenues
Online game related cost	(49,344,155)	(68,030,548)	(79,781,617)	(11,688,073)	(175,264,350)	(271,043,328)	(39,708,072)
Film, television and other cost	—	(26,982,463)	(1,735,088)	(254,192)	—	(28,717,551)	(4,207,145)

Total cost of revenues	(49,344,155)	(95,013,011)	(81,516,705)	(11,942,265)	(175,264,350)	(299,760,879)	(43,915,217)

Gross profit	368,458,748	494,981,228	526,382,616	77,115,489	1,261,914,016	1,844,601,793	270,235,689

Operating expenses
Research and development expenses	(125,870,657)	(71,504,518)	(76,912,046)	(11,267,678)	(227,836,657)	(270,355,072)	(39,607,242)
Sales and marketing expenses	(58,622,311)	(87,999,196)	(124,655,400)	(18,262,119)	(254,484,542)	(336,316,211)	(49,270,603)
General and administrative expenses	(34,416,638)	(37,812,217)	(48,280,933)	(7,073,197)	(102,492,121)	(153,684,631)	(22,514,926)

Total operating expenses	(218,909,606)	(197,315,931)	(249,848,379)	(36,602,994)	(584,813,320)	(760,355,914)	(111,392,771)

Operating profit	149,549,142	297,665,297	276,534,237	40,512,495	677,100,696	1,084,245,879	158,842,918

Other income/(expenses)
Investment loss	(468,736)	(1,111,787)	(1,279,762)	(187,486)	(1,175,025)	(4,088,738)	(599,004)
Interest income	7,915,676	3,338,023	5,169,231	757,297	35,369,600	15,404,786	2,256,814
Others, net	1,430,694	174,544	7,874,430	1,153,611	(11,535,587)	10,422,381	1,526,887

Total other income	8,877,634	2,400,780	11,763,899	1,723,422	22,658,988	21,738,429	3,184,697

Profit before tax	158,426,776	300,066,077	288,298,136	42,235,917	699,759,684	1,105,984,308	162,027,615
Income tax expense	(33,617,364)	(11,052,958)	(17,534,886)	(2,568,875)	(53,303,570)	(68,283,268)	(10,003,555)

Net income	124,809,412	289,013,119	270,763,250	39,667,042	646,456,114	1,037,701,040	152,024,060

Less: Net income/(loss) attributable to non-controlling interests	—	692,008	(86,162)	(12,623)	—	499,641	73,198

Net income attributable to the Company’s shareholders	124,809,412	288,321,111	270,849,412	39,679,665	646,456,114	1,037,201,399	151,950,862

Net earnings per share, basic	0.44	1.17	1.09	0.16	2.30	4.11	0.60
Net earnings per share, diluted	0.42	1.10	1.02	0.15	2.18	3.86	0.56
Net earnings per ADS, basic	2.22	5.83	5.44	0.80	11.50	20.57	3.01
Net earnings per ADS, diluted	2.12	5.50	5.09	0.75	10.91	19.28	2.82

Shares used in calculating basic net earnings per share	281,427,327	247,418,982	248,945,580	248,945,580	280,987,729	252,138,828	252,138,828
Shares used in calculating diluted net earnings per share	293,724,147	262,334,324	265,982,221	265,982,221	296,238,151	269,004,366	269,004,366

Total share-based compensation cost included in:
Cost of revenues	(1,082,339)	(1,412,278)	(1,149,174)	(168,355)	(3,000,334)	(4,983,795)	(730,130)
Research and development expenses	(8,472,731)	(8,841,744)	(11,363,609)	(1,664,778)	(22,365,703)	(36,730,329)	(5,381,024)
Sales and marketing expenses	(1,496,651)	(2,085,910)	(1,602,599)	(234,782)	(4,733,152)	(7,290,958)	(1,068,131)
General and administrative expenses	(5,717,413)	(7,886,096)	(7,839,431)	(1,148,483)	(19,800,642)	(28,883,711)	(4,231,488)

Perfect World Co., Ltd.

Consolidated Statements of Cash Flows

	Three months ended				Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2009	2009	2009	2008	2009	2009
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	124,809,412	289,013,119	270,763,250	39,667,042	646,456,114	1,037,701,040	152,024,060
Adjustments for:
Share-based compensation cost	16,769,134	20,226,028	21,954,813	3,216,398	49,899,831	77,888,793	11,410,773
Depreciation and amortization expense	6,670,886	12,165,961	32,447,920	4,753,647	22,130,217	65,059,775	9,531,311
In-process research and development charge related to the InterServ acquisition	78,417,506	—	—	—	78,417,506	—	—
Exchange (gain) / loss	(114,698)	253,453	113,749	16,664	12,187,231	758,889	111,178
Investment loss	468,736	1,111,787	1,279,762	187,486	1,175,025	4,088,738	599,004
Loss from disposal of property, equipment, and software	176,354	506,175	399,425	58,516	176,354	956,566	140,138
Changes in assets and liabilities:
Accounts receivable	(4,485,757)	(72,045,828)	48,265,298	7,070,906	(22,103,425)	(52,172,840)	(7,643,362)
Current prepayments and other assets	2,129,563	(4,041,415)	9,939,338	1,456,121	(11,922,267)	(15,648,807)	(2,292,563)
Deferred tax assets	(569,103)	188,516	(3,573,707)	(523,551)	(1,365,895)	(3,160,677)	(463,042)
Film and television cost	—	18,334,598	(14,508,195)	(2,125,463)	—	1,081,731	158,474
Due from/to related parties	—	2,129,054	(565,138)	(82,793)	—	1,563,916	229,115
Non-current prepayments and other assets	(16,217,564)	4,514,147	747,629	109,528	(16,858,536)	3,629,432	531,715
Accounts payable	5,912,994	11,435,763	1,582,299	231,808	(831,337)	40,616,081	5,950,289
Advances from customers	2,280,085	38,118,600	(26,140,988)	(3,829,676)	28,715,928	8,599,884	1,259,890
Salary and welfare payable	18,314,010	24,638,316	21,649,640	3,171,690	30,996,508	36,583,927	5,359,576
Taxes payable	632,322	(7,071,562)	8,812,168	1,290,990	7,396,894	14,781,543	2,165,508
Accrued expenses and other liabilities	(4,410,129)	(26,626,737)	(1,137,447)	(166,637)	8,517,394	7,586,190	1,111,383
Deferred revenues	23,553,120	14,114,214	3,303,923	484,027	113,312,411	53,746,697	7,873,936
Deferred tax liabilities	26,000,000	(11,869)	2,741,097	401,573	26,000,000	(3,511,658)	(514,461)
Deferred government grants	(980,000)	(620,000)	(1,450,000)	(212,426)	(480,000)	(620,000)	(90,831)

Net cash provided by operating activities	279,356,871	326,332,320	376,624,836	55,175,850	971,819,953	1,279,529,220	187,452,091

Cash flows from investing activities:
Purchase of property, equipment, and software	(18,767,278)	(59,754,724)	(48,302,540)	(7,076,362)	(759,612,288)	(164,031,139)	(24,030,698)
Purchase of intangible assets	(1,351,351)	—	(1,313,235)	(192,390)	(1,351,351)	(4,829,155)	(707,475)
(Increase) / decrease of restricted cash	(150,361,200)	—	—	—	(150,361,200)	145,351,724	21,294,148
Cash paid for the assets acquisition	(102,852,002)	—	—	—	(102,852,002)	—	—
Cash paid for equity investments	—	—	—	—	(23,735,000)	(10,000,000)	(1,465,008)
Cash paid for business acquisitions, net of cash acquired	—	—	—	—	—	(172,199,707)	(25,227,400)
Purchase of short-term investments	—	(30,000,000)	—	—	(50,000,000)	(70,000,000)	(10,255,058)
Maturities of short-term investments	—	—	40,000,000	5,860,033	—	90,000,000	13,185,074
Increase in loan receivable	—	—	—	—	—	(3,000,000)	(439,502)
Decrease in loan receivable	—	3,000,000	3,780,000	553,773	—	9,980,000	1,462,078

Net cash used in investing activities	(273,331,831)	(86,754,724)	(5,835,775)	(854,946)	(1,087,911,841)	(178,728,277)	(26,183,841)

Cash flows from financing activities:
Exercise of share options	1,393,628	8,722,777	2,304,395	337,596	3,836,884	14,615,293	2,141,153
Repurchase of Company shares	(4,575,649)	—	—	—	(4,575,649)	(881,456,089)	(129,134,047)

Net cash (used in) / provided by financing activities	(3,182,021)	8,722,777	2,304,395	337,596	(738,765)	(866,840,796)	(126,992,894)

Effect of exchange rate changes on cash and cash equivalents	424,155	(40,868)	87,971	12,888	(46,126,609)	129,278	18,939

Net increase / (decrease) in cash	3,267,174	248,259,505	373,181,427	54,671,388	(162,957,262)	234,089,425	34,294,295

Cash and cash equivalents, beginning of the period	1,329,808,557	945,724,224	1,193,983,729	174,919,605	1,496,032,993	1,333,075,731	195,296,698

Cash and cash equivalents, end of the period	1,333,075,731	1,193,983,729	1,567,165,156	229,590,993	1,333,075,731	1,567,165,156	229,590,993

Supplemental schedule of non-cash financing activities:
Share repurchase from SAIF	(386,648,554)	—	—	—	(386,648,554)	—	—
Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	(7,814,467)	(3,984,669)	(16,849,182)	(2,468,419)	(23,288,291)	(54,963,960)	(8,052,266)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended				Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2009	2009	2009	2008	2009	2009
	RMB	RMB	RMB	USD	RMB	RMB	USD
GAAP operating profit	149,549,142	297,665,297	276,534,237	40,512,495	677,100,696	1,084,245,879	158,842,918
Share based compensation charge	16,769,134	20,226,028	21,954,813	3,216,398	49,899,831	77,888,793	11,410,773
In-process research and development charge related to the InterServ acquisition in October 2008	78,417,506	—	—	—	78,417,506	—	—

Non-GAAP operating profit	244,735,782	317,891,325	298,489,050	43,728,893	805,418,033	1,162,134,672	170,253,691

GAAP net income attributable to the Company’s shareholders	124,809,412	288,321,111	270,849,412	39,679,665	646,456,114	1,037,201,399	151,950,862
Share based compensation charge	16,769,134	20,226,028	21,954,813	3,216,398	49,899,831	77,888,793	11,410,773
In-process research and development charge related to the InterServ acquisition in October 2008	78,417,506	—	—	—	78,417,506	—	—

Non-GAAP net income attributable to the Company’s shareholders	219,996,052	308,547,139	292,804,225	42,896,063	774,773,451	1,115,090,192	163,361,635

GAAP net earnings per ADS
- Basic	2.22	5.83	5.44	0.80	11.50	20.57	3.01
- Diluted	2.12	5.50	5.09	0.75	10.91	19.28	2.82

Non-GAAP net earnings per ADS
- Basic	3.91	6.24	5.88	0.86	13.79	22.11	3.24
- Diluted	3.74	5.88	5.50	0.81	13.08	20.73	3.04

ADSs used in calculating net earnings per ADS
- Basic	56,285,465	49,483,796	49,789,116	49,789,116	56,197,546	50,427,766	50,427,766
- Diluted	58,744,829	52,466,865	53,196,444	53,196,444	59,247,630	53,800,873	53,800,873